October 6, 2011

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:       AMAG Pharmaceuticals, Inc.
Preliminary Consent Revocation Statement on Schedule 14A
Filed September 19, 2011
File No. 000-10865

Ladies and Gentlemen:

We are responding on behalf of our client, AMAG Pharmaceuticals, Inc. (“AMAG” or the “Company”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2011 to the Company, with respect to the Preliminary Consent Revocation Statement referenced above (the “Comments”).  For your convenience, we are sending a copy of this letter and the Schedule 14A in the traditional non-EDGAR format, including a version that is marked to show changes.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Schedule 14A — Preliminary Consent Revocation Statement

Questions and Answers About This Consent Revocation Solicitation, page 1

1.                                      Please characterize as your belief the assertion that the current Board will continue to act in the best interest of shareholders.

The Company has revised the disclosure on page 1 in response to the Staff’s comment.

Reasons to Reject the MSMB Proposal, page 5

2.                                      Please expand your disclosure on pages 6 and 7 to describe in more detail the analysis the Board conducted in determining that the MSMB Non-Binding Acquisition Offer was not reasonably expected to result in a superior offer to the proposed Allos merger and is not in the best interests of the Company’s stockholders. Balance your discussion of the premium represented by MSMB’s offer with a comparison of the factors which the Board determined weighed in favor of the proposed Allos merger. Specifically address why the Board determined that the proposed Allos merger is in the best interest of shareholders.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

The Company has expanded its disclosure on pages 6 and 7 in response to the Staff’s comment.

Solicitation of Revocations, page 14

3.                                      Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

The Company acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Directors and Executive Officers of AMAG, page 25

4.                                      Please list the years that Mr. Thomas held his positions at Molecular Biometrics and Critical Therapeutics, Inc.

The Company has revised the disclosure, now on page 26, in response to the Staff’s comment.

*                                         *                                         *                                         *                                         *

In addition, AMAG and each other participant, as identified in the Preliminary Consent Revocation Statement (each, a “Participant”), acknowledges:

•                  Such Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Such Participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (617) 937-2319 if you have any questions or if we can provide any additional information.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega

cc:	Joseph L. Farmer, AMAG Pharmaceuticals, Inc.
Barbara Borden, Cooley LLP